

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 23, 2007

Arthur M. Evans, CFO
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersifled, CA 93309

> **Re: Tri-Valley Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007, Amended August 30, 2007**
> **File No. 001-31852**

Dear Mr. Evans:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 9 – Financial Information Relating to Industry Segments, page 54

1.   In future filings, reconcile the numbers you report for segment revenues and operating income (loss) to corresponding enterprise amounts. Refer to the guidance in SFAS 131, paragraphs 25(c) and 32.

Note 10 – Common Stock and Warrant, page 54

2.   We note your response to our prior comment 6 concerning the partial sale of
        GVPS and GVDC. Please explain to us in detail why you believe it was
        appropriate to record these sales to additional paid-in-capital, citing the
        accounting literature upon which you relied. Include in your response the
        complete accounting entries recorded with respect to these sales. Also include the
        accounting treatment for the repurchase of interests in these entities in the second
        quarter of 2007.

3.   We note your response to our prior comment 7. Supplementally confirm to us
        that all transactions where your stock was issued in exchange for goods and/or
        services were recorded at the market value of the stock you issued. If this was not
        the case, amend your accounting to comply.

Engineering Comments

Properties, page 9

Oil and Gas Operations, page 10

4.   We have reviewed your response to prior engineering comment one. The revised
        disclosure still appears inconsistent as you state the independent engineer
        determined proved developed reserves and you do not include proved
        undeveloped reserves in these reserve studies. Please expand this disclosure to
        explain why the independent engineer only determined proved developed
        reserves. Please disclose who determined the proved undeveloped reserves and
        explain why the independent engineer did not determine these reserves.

Supplemental Oil and Gas Information (Unaudited), page 60

5.   We have reviewed your response to prior engineering comment two. Although
        you have revised the table of reserve changes, you did not provide appropriate
        explanations for the significant changes in the table, such as revisions in all three
        periods, improved recovery under gas reserves in 2005 and 2006 and purchases of
        oil reserves in 2005 and 2006.   Please revise the document to provide
        appropriate explanations for significant changes as prescribed by paragraph 11 of
        SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant